Exhibit 1.1

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

CDC Software’s Ross Enterprise Solution Implemented at One of the Largest Engineering
Plastics Manufacturing Plants in China

International Joint Venture Manufacturer Implements Ross Enterprise to Boost Production,
Provide Better Quality Control and Meet ISO Requirements

BEIJING, ATLANTA – February 12, 2007 CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, announced today that China-based PTM Engineering Plastics Co, Ltd., (PTM Nantong) has chosen the Ross Enterprise suite of software applications because of industry-specific functionality that can allow it to increase daily production levels, standardize business processes, including quality assurance, and conform to ISO system standards.

PTM Nantong was established in 2001 as a joint venture between Polyplastics Co., Mitsubishi Gas Chemical, Inc., Korea Engineering Plastics Co., and Ticona, a business of Celanese AG, Frankfurt. Polyplastics has approximately 70 percent of the total shares in the joint venture, and has responsibility for the company’s management. The plant, which opened in October, 2005, is located in Nantong, Jiangsu province, China and produces approximately 60,000 tons per year of polyacetal resin, which is used in a wide range of applications in markets such as transportation, industrial, appliances, information technology and consumer products.

PTM Nantong chose Ross Enterprise because of its strong fit to the specific requirements of the chemicals industries and track record of success in global implementations spanning many countries, local regulatory requirements and languages. PTM has completed its roll out of Ross Enterprise at its facilities in Nantong, Hong Kong, Singapore and Malaysia. It plans next to roll out the solution to its plants in Shanghai, Thailand and Taiwan. With Ross Enterprise, PTM Nantong will streamline compliance with the complex statutory tax requirements in China while continuing to meet Japanese regulations. PTM Nantong will also be able to shorten processing time and improve throughput and utilization with advanced planning, while gaining the visibility needed to monitor and adjust operations for peak operational efficiency. CDC Software’s Technology Center in Shanghai will provide service and support for PTM.

“The Ross Enterprise applications including ERP (enterprise resource planning) and SCM (supply chain management) were designed to meet the specific needs of chemical manufacturers,” said Ian Whitehouse, managing director, CDC Software, Asia,. “With our proven technology foundation, deep industry-specific functionality and CDC Software’s global R&D and support resources, PTM Nantong will be well supported and positioned to grow its production levels significantly in the coming years while maintaining the highest level of quality for its customers.” -

Implementation of PTM Nantong’s Ross Enterprise system was a joint effort of CDC Software and Japan-based Yokogawa Information Systems Corporation (YIC).

About Ross Enterprise for Chemicals
Ross Enterprise is CDC Software’s comprehensive suite of applications for chemicals manufacturers.  The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics.  Together, these systems address the unique challenges in the chemicals industries including the need for detailed product costing and profitability analysis, optimized forecasting and scheduling, efficient management of highly variable raw materials, improved order fulfillment and customer service, inventory optimization, and compliance with global and local regulations, such as the detailed product data needed for MSDS documentation.  Ross Enterprise is used worldwide by more than 1,200 companies including SI Group, Kluber Summit Industrial Products, Daicel Chemical, Sachem, Georgia Gulf, PTM Engineering Plastics Co, Ltd., Maruzen Petrochemical and Achilles USA. For more information, visit www.rossinc.com

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross Enterprise — ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross ERP to address the needs of process manufacturers such as the ability improve operational efficiencies and drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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